UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 8, 2014

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On December 8, 2014, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's November 2014 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued December 8, 2014:
          McDonald's Reports Global Comparable Sales For November

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: December 8, 2014

By: /s/ Kathy Martin

Kathy Martin
Corporate Vice President—Assistant Controller

Exhibit Index

Exhibit No. 99   Investor Release of McDonald's Corporation issued December 8, 2014:
McDonald's Reports Global Comparable Sales For November

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

12/08/14

FOR MORE INFORMATION CONTACT:

Investors: Chris Stent, 630-623-3801
Media: Heidi Barker, 630-623-3791

McDONALD'S REPORTS GLOBAL COMPARABLE SALES FOR NOVEMBER

OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales decreased 2.2% in November. Performance by segment was as follows:

- **U.S. down 4.6%**
- **Europe down 2.0%**
- **Asia/Pacific, Middle East and Africa (APMEA) down 4.0%**

"Today's consumers increasingly demand more choice, convenience and value in their dining-out experience," said McDonald's President and Chief Executive Officer Don Thompson. "We are working to bring the McDonald's Experience of the Future to life for our customers to better deliver against these evolving expectations. Each of our geographic segments is focused on regaining business momentum by prioritizing initiatives to improve comparable sales performance in the near-term, while developing innovations to deliver sustained profitable growth through McDonald's Experience of the Future."

In November, U.S. comparable sales decreased 4.6% amid strong competitive activity. To restore momentum, McDonald's U.S. is diligently working to enhance its marketing, simplify the menu, and implement a more locally-driven organizational structure to increase relevance with consumers.

Europe's comparable sales decreased 2.0% in November as positive performance in the U.K. was more than offset by very weak results in Russia and negative results in France and Germany. While the operating environment remains challenging across most of the segment, McDonald's Europe remains focused on providing customers with locally-relevant value and premium menu options, including differentiated beverage and breakfast offerings.

In November, APMEA's comparable sales decreased 4.0%, reflecting the ongoing impact of the supplier issue on performance in Japan and China, partly offset by positive performance in Australia. Brand recovery campaigns continue in the markets affected by the supplier issue. To drive customer traffic and improve performance, markets across APMEA are leveraging compelling menu options, value platforms and the segment's enhanced convenience initiatives.

Strong comparable sales in McDonald's Other Countries & Corporate segment, which includes Latin America and Canada, contributed positively to the Company's global comparable sales performance for the month.

The following items are expected to negatively impact fourth quarter results:
- Negative top-line performance is expected to significantly pressure company-operated and franchised margins
- $0.07 to $0.10 per share due to the ongoing impact of the supplier issue in China, as previously communicated
- $0.07 to $0.09 per share due to strengthening of the U.S. dollar against nearly all foreign currencies

Systemwide sales for the month decreased 6.0%, or were relatively flat in constant currencies.

| Percent Increase/(Decrease) | Comparable Sales | | Systemwide Sales | |
| | | | As | Constant |
Month ended November 30,	2014	2013	Reported	Currency
McDonald's Corporation	(2.2)	0.5	(6.0)	0.1
Major Segments:				
U.S.	(4.6)	(0.8)	(3.7)	(3.7)
Europe	(2.0)	1.9	(8.1)	0.5
APMEA	(4.0)	(2.3)	(6.3)	0.0
Year-To-Date November 30,				
McDonald's Corporation	(1.1)	0.4	(1.1)	1.3
Major Segments:				
U.S.	(2.3)	0.1	(1.4)	(1.4)
Europe	(0.6)	0.0	2.3	2.1
APMEA	(3.0)	(1.9)	(2.8)	1.4

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.
- The number of weekdays and weekend days can impact our reported comparable sales. In November 2014, this calendar shift/trading day adjustment consisted of one less Friday and one more Sunday compared with November 2013. The resulting adjustment varied by area of the world, ranging from approximately -1.3% to 0.8%. In addition, the timing of holidays can impact comparable sales.
- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.
- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

Don Thompson, President and Chief Executive Officer, and Mike Andres, President of McDonald's USA, will participate in an investor discussion from 10:00 a.m. - 12:00 p.m. (Central Time) on December 10, 2014. This discussion will be webcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

McDonald's tentatively plans to release fourth quarter results before the market opens on January 23, 2015 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 35,000 locations serving approximately 70 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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